================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                           WYNN'S INTERNATIONAL, INC.
                            (Name of Subject Company)


                           WYNN'S INTERNATIONAL, INC.
                        (Name of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   983195 10 8
                      (CUSIP Number of Class of Securities)

                                GREGG M. GIBBONS
             VICE PRESIDENT - CORPORATE AFFAIRS AND GENERAL COUNSEL
                           WYNN'S INTERNATIONAL, INC.
                  500 NORTH STATE COLLEGE BOULEVARD, SUITE 700
                            ORANGE, CALIFORNIA 92868
                                 (714) 938-3700
                          (Name, Address and Telephone
                         Number of Person Authorized to
                      Receive Notice and Communications on
                     Behalf of the Person Filing Statement)

                                 with a copy to:

                                  J. JAY HERRON
                              O'MELVENY & MYERS LLP
                             114 PACIFICA, SUITE 100
                            IRVINE, CALIFORNIA 92618
                                 (949) 737-2900


      [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


================================================================================

        This Amendment No. 1 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 originally filed with the Securities Exchange Commission on June 22, 2000 (the "Schedule 14D-9"), by Wynn's International, Inc., a Delaware corporation (the "Company"), relating to the tender offer (the "Offer") by WI Holding, Inc., a Delaware corporation ("Merger Sub"), which is a wholly-owned subsidiary of Parker-Hannifin Corporation, an Ohio corporation ("Purchaser"), disclosed in a Tender Offer Statement on Schedule TO, dated June 22, 2000 (the "Schedule TO"). The Offer relates to the purchase of all the outstanding common stock, par value $.01 per share, of the Company (the "Shares"), including the associated preferred stock purchase rights issued pursuant to the Company's Second Amended Rights Agreement, dated October 22, 1998, as amended, between the Company and ChaseMellon Shareholder Services, at $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 22, 2000, and in the related Letter of Transmittal included as exhibits to the Schedule TO. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 13, 2000, among Purchaser, Merger Sub and the Company.

ITEM 8. ADDITIONAL INFORMATION.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by addition of the following information thereto:

        The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder applicable to the purchase of the Shares pursuant to the Offer expired on July 7, 2000.

ITEM 9. EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

        Exhibit (a)(5) -- Press Release, dated July 10, 2000, issued by the
                          Company.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 11, 2000                        WYNN'S INTERNATIONAL, INC.


                                            By: /s/ Seymour A. Schlosser
                                                --------------------------------
                                                    Seymour A. Schlosser
                                                    Vice President - Finance and
                                                    Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit No.        Description of Exhibit

  (a)(5)           Press Release, dated July 10, 2000, issued by Wynn's
                   International, Inc.